FOR IMMEDIATE RELEASE

                           HARRIS & HARRIS GROUP, INC.
                     ANNOUNCES COMMENCEMENT OF TENDER OFFER

 New York, New York (July 14, 1999) The Board of Directors of Harris & Harris Group, Inc. (the "Company") announced today that the Company has commenced an offer to purchase up to 1,100,000 shares of its common stock, par value $.01 per share (the "Common Stock"), for cash at a price equal to $1.63 per share. The Company will not purchase any shares of Common Stock unless a minimum of 700,000 shares are duly tendered. The Common Stock is currently traded on the Nasdaq National Market ("Nasdaq") under the symbol "HHGP." The closing price per share of Common Stock on June 30, 1999 was $1.78. The Company determines its net asset value per share of Common Stock on a quarterly basis. On June 30, 1999 the net asset value per share of Common Stock was $2.35. The offer will expire at 12:00 Midnight, Eastern Standard time, on August 11, 1999 unless extended. The Board of Directors does not currently intend to extend the Offer. The purpose of the Offer is to provide additional liquidity to stockholder and to further the Company's investment objective.

      The Offer is being made to all stockholders of the Company. The Company will not purchase any shares of Common Stock unless a minimum of 700,000 shares of Common Stock are duly tendered prior to the Expiration Date. If more than 1,100,000 shares are duly tendered prior to the expiration of the Offer, the Company intends to, assuming no changes in factors originally considered by the Board of Directors when it determined to make the Offer and the other conditions set forth in the Offer to Purchase, purchase shares on a pro rata basis. The Board of Directors may determine not to purchase shares pursuant to the Offer for reasons set forth in the tender offer documents.

      Detailed information is contained in the Offer to Purchase and the related Letter of Transmittal, which may be obtained from the Depositary for the Offer, The Bank of New York, Tender and Exchange Department, 101 Barclay Street, Post Office Box 11248, New York, New York 10286-1248 or by calling 800.507.9357.

      The Company is a venture capital investment company, operating as a business development company under the Investment Company Act of 1940. Its primary objective is long-term growth through capital appreciation.
 Current income is a secondary objective.

      CONTACT:  Mel P. Melsheimer
                President